UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GlaxoSmithKline plc

(Exact name of Registrant as specified in its charter)

England and Wales	001-15170	98-0607772
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

(Address of principal executive offices)

Victoria Whyte

Company Secretary

+44 20 8047 5000

(Name and telephone number of this person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ x ] Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”) generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

GlaxoSmithKline plc (together with its consolidated subsidiaries, “GSK”) is a science-led global healthcare company that researches and develops a broad range of innovative products in three primary areas: Pharmaceuticals, Vaccines and Consumer Healthcare. Our manufacturing network currently includes 87 sites in over 35 countries.

Pursuant to the Rule, as described below, we conducted in good faith a technical review of GSK’s products, which review was further updated through ongoing monitoring for calendar year 2016, to determine whether 3TGs were present in our products. For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that GSK believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of our 2016 covered products originated in the covered countries or was not from recycled or scrap sources.

GSK obtains (i) materials from suppliers for manufacturing purposes and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by GSK.

GSK’s ongoing monitoring of materials provided by our suppliers indicated that, for calendar year 2016, three suppliers provided us with materials containing 3TGs. Using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template, we requested information from these three suppliers regarding their use of 3TG in the materials they provided to GSK. For the calendar year 2016, none of these suppliers indicated to us that any 3TGs contained in materials they provided to GSK came from the covered countries or were not from recycled or scrap sources.

GSK’s ongoing monitoring of products supplied by our CMOs, for which GSK “contracted to manufacture the products,” (as that term is used in the Rule) indicates that, for calendar year 2016, three of these CMOs provided us with products that contained 3TGs that were necessary to the functionality or production for a total of four products. Using the EICC-GeSI Conflict Minerals Reporting Template, we requested information from these three CMOs regarding their use of 3TG in the products they provided to GSK in 2016. For the calendar year 2016, neither of these suppliers indicated to us that any 3TGs contained in products they provided to GSK came from the covered countries or were not from recycled or scrap sources.

In summary, as a result of our diligence on the suppliers and CMOs, we have no reason to believe that any of the 3TGs contained in our 2016 products that are within the scope of the Rule originated in the covered countries or were not from recycled or scrap sources.

-	The information in this Form SD also is publicly available on our website at http://www.gsk.com/en-gb/about-us/policies-codes-and-standards/#tab-6158

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Simon Dingemans
Dated: 31 May, 2017	Name: Simon Dingemans
Title: Chief Financial Officer, GlaxoSmithKline plc